Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259333

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus, dated September 14, 2021)

SHARECARE, INC.

Primary Offering of

1,186,667 Shares of Common Stock Issuable Upon Exercise of Warrants

Secondary Offering of

68,013,223 Shares of Common Stock and

5,933,334 Warrants to Purchase Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus, dated September 14, 2021 (the “Prospectus”), related to (1) the issuance by us of up to an aggregate of 1,186,667 shares of our common stock, par value $0.0001 per share (“common stock”), that are issuable upon the exercise of certain private placement warrants (the “private placement warrants”) originally issued in a private placement in connection with the initial public offering (the ‘‘IPO”) of Falcon Capital Acquisition Corp., a Delaware corporation (“FCAC”), at an exercise price of $11.50 per share of common stock and (2) the offer and sale, from time to time, by the selling holders identified in the Prospectus, or their permitted transferees, of (i) up to 68,013,223 shares of common stock (including (x) 5,933,334 shares of common stock that may be issued upon exercise of the private placement warrants, (y) 5,000,000 shares of common stock that may be issued upon conversion of our Series A convertible preferred stock and (z) 1,905,236 Earnout Shares (as defined in the Prospectus)) and (ii) up to 5,933,334 private placement warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on January 4, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and public warrants are listed on The Nasdaq Stock Market LLC under the symbols “SHCR” and “SHCRW,” respectively. On January 3, 2022, the closing price of our common stock was $4.73 per share and the closing price of our warrants was $0.71.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 4, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 3, 2022

Sharecare, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39535	85-1365053
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

255 East Paces Ferry Road NE, Suite 700

Atlanta, Georgia 30305

(Address of principal executive offices, including Zip Code)

(404) 671-4000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SHCR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock, each at an exercise price of $11.50 per share	SHCRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 3, 2022, the Board of Directors of Sharecare, Inc. (the “Company”) approved the following leadership changes:

Chief Operating Officer

Pam Shipley, Chief Operating Officer, will resign from the Company, effective January 7, 2022, to pursue other opportunities. The Company thanks Mrs. Shipley for her service and contributions to the Company’s development.

In connection with her resignation, Mrs. Shipley entered into a Separation Agreement (the “Separation Agreement”) with the Company, whereby, among other things, Mrs. Shipley will agree to a general release of claims in favor of the Company and its affiliates as well as customary confidentiality provisions. The Separation Agreement also extends the exercise period for Mrs. Shipley’s existing equity awards for a period of 358 days following her resignation.

In connection with Mrs. Shipley’s departure, Jaffry Mohammed, age 46, was appointed Chief Operating Officer. Mr. Mohammed joined the Company in July 2021 as EVP and head of Enterprise and Provider. With over 20 years of experience, Mr. Mohammed brings a comprehensive understanding of the U.S. healthcare ecosystem and a strong track record of value creation at the intersection of healthcare and technology. Prior to joining the Company, Mr. Mohammed was senior vice president and head of healthcare at UST, a global provider of digital transformation solutions and services. Prior to UST, Mr. Mohammed spent over a decade as a software engineer at organizations such as Anthem, where he played different leadership roles in operational system consolidation and modernization, including staff vice president of software strategy. Mr. Mohammed received bachelor’s degrees in mechanical engineering and computer science from Mumbai University and holds an MBA from the Yale School of Management.

Mr. Mohammed has a base salary of $500,000 and a cash bonus opportunity equal to 100% of base salary tied to specified performance thresholds. Mr. Mohammed is also party to the Company’s standard form of indemnification agreement, a form of which was previously filed by the Company as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 8, 2021 (in such form, an “Indemnification Agreement”).

There are no arrangements or understandings between Mr. Mohammed and any other persons pursuant to which he was appointed as the Chief Operating Officer of the Company, and Mr. Mohammed has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Mr. Mohammed does not have a familial relationship with any member of the board of directors or any executive officer of the Company.

Chief Administrative Officer and Principal Accounting Officer

Colin Daniel, age 51, EVP of Finance and Human Resources and the Company’s principal accounting officer, was appointed Chief Administrative Officer. In his capacity as Chief Administrative Officer, Mr. Daniel will oversee the Company’s HR and Accounting operations. Mr. Daniel has served as the EVP of Finance and Human Resources at the Company since its inception in 2012. In this role, Mr. Daniel oversaw various accounting, financial and operational roles across the Company. Prior to joining the Company, Mr. Daniel was the chief financial officer of HowStuffWorks.com from March 2002, until its sale to Discovery Communications in 2007. Mr. Daniel has over 25 years of experience in similar roles with digital media companies. Additionally, Mr. Daniel also serves as the Treasurer and Secretary of the Sharecare Foundation, a position he has held since May 2017. Mr. Daniel holds a CPA license and received his bachelor’s degree in Finance from the University of Georgia.

In connection with Mr. Daniel’s transition to Chief Administrative Officer, Michael Blalock, age 43, was appointed Chief Accounting Officer of the Company and was designated the Company’s principal accounting officer. Mr. Blalock joined the Company in January 2021 as SVP, Division CFO. Prior to joining the Company, Mr. Blalock spent 19 years at Ernst & Young LLP, most recently as audit partner. Mr. Blalock received his bachelor’s degree in finance and master’s degree in accounting from Wake Forest University.

There are no arrangements or understandings between Mr. Blalock and any other persons pursuant to which he was appointed as the Chief Accounting Officer of the Company, and Mr. Blalock has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Mr. Blalock does not have a familial relationship with any member of the board of directors or any executive officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHARECARE, INC.

Date: January 4, 2022	By:	/s/ Justin Ferrero
	Name:	Justin Ferrero
	Title:	Chief Financial Officer